SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F☐           Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes☐            No☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 2, 2009 Shaw Communications Inc.
By:	/s/ Steve Wilson
Steve Wilson
Senior Vice President and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
To the Board of Directors of Shaw Communications Inc.
On October 21, 2008, we reported on the consolidated balance sheets of Shaw Communications Inc. as at August 31, 2008 and 2007 and the consolidated statements of Income and Retained Earnings (Deficit), Other Comprehensive Income and Accumulated Other Comprehensive Income (Loss) and Cash Flows for each of the years in the three years ended August 31, 2008 (the “Consolidated Financial Statements”) which are included in the Annual Report on Form 40-F.
In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the Consolidated Financial Statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles”.  This supplemental note is the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on this supplemental note based on our audit.
In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/  Ernst & Young LLP

Chartered Accountants

Calgary, Canada
October 21, 2008

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
The Company means Shaw Communications Inc. and its subsidiaries.
The annual consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to US GAAP should be read in conjunction with the Company’s annual consolidated financial statements for the year ended August 31, 2008. The following adjustments and disclosures would be required in order to present the annual consolidated financial statements in accordance with US GAAP.
(a) Reconciliation to US GAAP

	2008	2007	2006
	$	$	$

Net income using Canadian GAAP	671,562	388,479	458,250
Add (deduct) adjustments for:
Deferred charges and credits (2)	(18,808)	5,672	15,362
Foreign exchange gains on hedged long-term debt (3)	—	47,382	78,937
Reclassification of hedge losses from other comprehensive income (8)	—	(47,382)	(78,937)
Capitalized interest (11)	4,133	2,244	—
Income taxes (12)	(2,048)	(10,461)	(8,990)

Net income using US GAAP	654,839	385,934	464,622

Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	—	(18)	(35)
Reclassification adjustments for gains on available-for-sale securities included in net income (7)	—	—	(29,728)
Adjustment to fair value of derivatives (8)	—	5,730	(62,843)
Reclassification of derivative losses to income to offset foreign exchange gains on hedged long-term debt (8)	—	40,215	74,632
Change in funded status of non-contributory defined pension plan (10)	(3,135)	—	—
Minimum liability for pension plan (10)	—	5,813	2,848

	(3,135)	51,740	(15,126)

Comprehensive income using US GAAP	651,704	437,674	449,496

Earnings per share using US GAAP
Basic	1.52	0.89	1.07
Diluted	1.51	0.89	1.07

Consolidated Balance Sheet items using US GAAP

	2008		2007
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Property, plant and equipment (11)	2,616,500	2,622,877	2,422,900	2,425,144
Deferred charges (2) (9)	274,666	175,818	278,525	170,881
Broadcast rights (1) (5) (6)	4,776,078	4,750,844	4,776,078	4,750,844
Long-term debt (2)	2,706,534	2,731,404	2,771,316	2,771,316
Other long-term liability (10)	78,912	183,347	56,844	157,043
Derivative instruments (8)	518,856	518,856	—	526,679
Deferred credits (2) (3) (9)	687,836	685,349	1,151,724	687,913
Future income taxes	1,281,826	1,215,566	1,327,914	1,271,791
Shareholders’ equity:
Share capital	2,063,431	2,063,431	2,053,160	2,053,160
Contributed surplus	23,027	23,027	8,700	8,700
Retained earnings (deficit)	226,408	121,169	(68,132)	(178,652)
Accumulated other comprehensive income (loss)	(57,674)	(130,698)	312	(126,746)

Total shareholders’ equity	2,255,192	2,076,929	1,994,040	1,756,462

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2008	2007
	$	$

Shareholders’ equity using Canadian GAAP	2,255,192	1,994,040
Amortization of intangible assets (1)	(130,208)	(130,208)
Deferred charges and credits (2)	(19,989)	(4,215)
Equity in loss of investees (4)	(35,710)	(35,710)
Gain on sale of subsidiary (5)	16,052	16,052
Gain on sale of cable systems (6)	50,063	50,063
Foreign exchange gains on hedged long-term debt (3)	—	386,075
Reclassification of hedge losses from other comprehensive income (8)	—	(386,075)
Capitalized interest (11)	4,623	1,566
Income taxes (12) (13)	9,930	(8,068)
Accumulated other comprehensive loss	(73,024)	(127,058)

Shareholders’ equity using US GAAP	2,076,929	1,756,462

Under US GAAP, additional amounts are recorded in other comprehensive income (loss). The Company’s accumulated other comprehensive loss is comprised of the following:

	2008	2007
	$	$

Fair value of derivatives (8)	—	(57,169)
Pension liability (10)	(73,024)	(69,889)

Accumulated other comprehensive loss	(73,024)	(127,058)

Areas of material difference between Canadian and US GAAP and their impact on the consolidated financial statements are as follows:
(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast rights were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over 40 years. Effective September 1, 2001, broadcast rights are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

(2)	Deferred charges and credits

The excess of equipment costs over equipment revenues are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

For US GAAP, transaction costs, financing costs and proceeds on bond forward contracts associated with the issuance of debt securities and fair value adjustments on debt assumed in business acquisitions are recorded as deferred charges and deferred credits and amortized to income on a straight-line basis over the period to maturity of the related debt. Effective September 1, 2007 for Canadian GAAP, such amounts are recorded as part of the principal balance of debt and amortized to income using the effective interest rate method.

(3)	Foreign exchange gains on hedged long-term debt

Until September 1, 2007, foreign exchange gains on translation of hedged long-term debt were deferred under Canadian GAAP but included in income for US GAAP. Effective September 1, 2007, these foreign exchange gains are included in income for Canadian GAAP.

(4)	Equity in loss of investees

The earnings of investees determined under Canadian GAAP have been adjusted to reflect US GAAP.
Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP, the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP, the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast rights under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in broadcast rights upon the recognition of the gain.

(7)	Gains (losses) on investments

Under US GAAP, equity securities having a readily determinable fair value and not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity net of related future income taxes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Until September 1, 2007, under Canadian GAAP, available-for-sale securities were carried at cost and written down only when there was evidence that a decline in value, that was other than temporary, had occurred.

(8)	Derivative instruments and hedging activities

Under US GAAP, all derivatives are recognized in the Consolidated Balance Sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. Derivatives that are hedges are adjusted through income or other comprehensive income until the hedged item is recognized in income depending on the nature of the hedge.

Until September 1, 2007 under Canadian GAAP, only speculative derivative financial instruments and those that did not qualify for hedge accounting were recognized in the Consolidated Balance Sheet.

(9)	Subscriber connection fee revenue and related costs

Subscriber connection fee revenue and related costs are deferred and amortized under Canadian GAAP. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

(10)	Pension liability

Effective August 31, 2007, the Company adopted FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans”. Under Statement No. 158, the Company is required to recognize the funded status of the non-contributory defined benefit pension plan on the Consolidated Balance Sheet and to recognize changes in the funded status in other comprehensive income (loss).

Prior to the adoption of Statement No. 158, an additional minimum liability was recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability was offset in deferred charges up to an amount not exceeding the unamortized past service costs and the remaining difference was recognized in other comprehensive income, net of tax.

Under Canadian GAAP, the over or under funded status of defined benefit plans is not recognized on the Consolidated Balance Sheet.

(11)	Under US GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. Interest capitalization is not required under Canadian GAAP.

(12)	Income taxes reflects the impact of future income tax rate reductions on the differences identified above and an adjustment for the tax benefit related to capital losses that cannot be recognized for US GAAP.

(13)	The Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No 109” effective September 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized for US GAAP. The adoption of this interpretation did not have a material impact on the results of the Company for US GAAP purposes. The Company records interest and penalties related to income tax positions in income tax expense. The Company and its subsidiaries file income tax returns in either Canadian federal and provincial jurisdictions or United States federal and state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for the years before 1998.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2008
$

September 1, 2007	25,600
Decrease for tax positions related to prior years	(2,600)
Increase for tax positions related to current year	2,400

August 31, 2008	25,400

(b) Stock-based compensation
For all common share options granted to employees up to August 31, 2003 the Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” in accounting for common share options granted to employees and officers for US GAAP purposes. Pro forma disclosures of net income and net income per share are presented below as if the Company had adopted the cost recognition requirements under FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Pro forma disclosures are not likely to be representative of the effects on reported income for future years.

		2007	2006
		$	$

Net income, US GAAP	As reported	385,934	464,622
	Pro forma	385,815	462,752
Net income per share, US GAAP	As reported	0.89	1.07
	Pro forma	0.89	1.06

(c) Advertising costs
Advertising costs are expensed when incurred for both Canadian and US GAAP and for 2008, amounted to $47,656 (2007 — $43,210; 2006 — $35,464).
(d) Recent accounting pronouncements
(i) Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This statement provides a common definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for the Company’s 2009 fiscal year. The Company is currently assessing the impact of the adoption of this new accounting standard.
(ii) Business Combinations
In December 2007, the FASB issued SFAS 141R “Business Combinations”. This revised statement requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination. SFAS 141R will impact the accounting treatment of business combinations entered into after September 1, 2009.